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                  December 3, 2021

       Jiro Morisawa
       President
       American Honda Receivables LLC
       1919 Torrance Boulevard
       Torrance, California 90501

                                                        Re: American Honda
Receivables LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed December 1,
2021
                                                            File No. 333-261436

       Dear Mr. Morisawa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Eathen Gums at 202-551-7991 or Benjamin Meeks at 202-551-7146 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Structured Finance